FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For June 11, 2003

Telefonica Holding of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica Holding de Argentina S.A.

Avdenida Ingeniero Huergo 723

(C1107AOT) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒             Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑             No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑             No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑             No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Item
1.	English translation of letter regarding the resignation of Miguel Angel Gutierrez as Vice Chairman and Incumbent Director of Telefónica Holding de Argentina S.A. presented to the Buenos Aires Stock Exchange on June 6, 2003.

Telefónica Holding de Argentina S.A.

Buenos Aires, June 06, 2003.

Messrs.

Bolsa de Comercio de Buenos Aires

Re.: Board Meeting dated 06.06.03.

Acceptance of Mr. Miguel Angel Gutiérrez’ resignation.

Dear Sirs:

I am writing to you on behalf of Telefónica Holding de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in compliance with the provisions of section 23 of the Buenos Aires Stock Exchange Regulations.

Further to the above, I hereby inform that since Mr. Miguel Angel Gutiérrez was appointed Advisor (Director) of Telefónica Internacional S.A., a company organized in the Kingdom of Spain, yesterday, being responsible for regional and international subject matters, Mr. Miguel Angel Gutierrez submitted his resignation to the position of Vice Chairman and Incumbent Director of Telefónica Holding de Argentina S.A. The Company’s Board, in its meeting of today, accepted the submitted resignation and called upon a Shareholders’ Meeting of the company to appoint his replacement.

Yours sincerely,

Pablo Llauró

Attorney

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA HOLDING DE ARGENTINA S.A

By:	/s/ Pablo Llauró

Name: Pablo Llauró Title: Assistant General Counsel

Date: June 11, 2003